EXHIBIT 99.1

Osisko Signs Binding Agreement With Respect to the Previously Announced Metals Stream on the Trixie Mine in Utah’s Historic Tintic Mining District

MONTRÉAL, May 30, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”) has entered into a binding agreement with Tintic Consolidated Metals LLC (“TCM”), an indirect wholly-owned subsidiary of Osisko Development Corp. (“ODV”) (ODV: TSX-V & NYSE), with respect to the previously announced metals stream (the “Stream”) on the Trixie test mine (the “Trixie Mine”), as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District (the “Tintic Property”).

STREAM DETAILS

  Upfront Deposit: OBL will make an upfront cash payment to TCM totaling US$20 million, with the proceeds to be used to fund the development of the Trixie Mine and Tintic Property.

  Streamed Metal: OBL will purchase 2.5% of all metals produced from the Tintic Property until 27,150 ounces of refined gold have been delivered. Thereafter, OBL will purchase 2.0% of all metals produced from the Tintic Property for the remaining life of mine.

  Production Payments: OBL will make ongoing payments for refined metal delivered to the Stream equal to 25% of the spot prices on the day prior to the date of delivery.

  Security: The Stream shall be a senior secured, first ranking obligation of ODV, inclusive of guarantees.

  Area of Interest: The Stream shall be referenced to production from the entire Tintic Property, including the Trixie Mine.

  Closing: The Stream is expected to close on or before July 31, 2022, subject to certain conditions precedent to closing, including, but not limited to, execution of all definitive agreements with respect to the Stream. The economic effective date of the transaction is May 29, 2022.

TRIXIE MINE DEVELOPMENT UPDATE

ODV’s near term plan is to initiate underground and at surface drilling while it continues exploration development and processing of the mineralized material at the Trixie Mine. Drilling is targeting support for preparation of an initial resource statement pursuant to National Instrument 43-101 over the next twelve months. Concurrently, ODV will complete advanced technical studies on the Tintic Property to generate additional surface and underground targets, conduct metallurgical testing, geotechnical work and environmental studies to justify further development as well as increase production through a low-capital expenditure expansion.

For further details including cautionary language and forward looking statements related to the Trixie Mine and Tintic Property, please refer to ODV’s press releases dated January 25, 2022 titled “Osisko Development Announces Proposed Acquisition of Tintic Consolidated Metals” and May 30, 2022 titled “Osisko Development Completes Acquisition of Tintic Consolidated Metals, Binding Stream Terms and Release of Funds from Subscription Receipt Financing” filed on www.sedar.com.

OSISKO OWNERSHIP INTEREST IN ODV

ODV announced today that is has closed its previously announced acquisition of a 100% interest in the Trixie Mine and Tintic Property, and satisfied the escrow release conditions relating to the previously announced issuances of subscription receipts of ODV (collectively the “Transactions”). Following completion of the Transactions, Osisko’s ownership interest in ODV is now approximately 45%.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, statement that all conditions will be met to close the Stream in a timely manner , statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, including the Stream, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest and in particular the continued exploration and development of the Trixie Mine. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its potential new assets: the Stream on the Tintic Property and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.